   As filed with the Securities and Exchange Commission on October 29, 1996
                                                   Registration No. 33-88580
================================================================================


                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                           ----------------------

  POST EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM SB-2 ON
                                  FORM S-3
                           REGISTRATION STATEMENT
                                    UNDER
                         THE SECURITIES ACT OF 1933

                           ----------------------

                           CONTINUCARE CORPORATION
           (Exact name of registrant as specified in its charter)

                           ----------------------

              FLORIDA                                    59-2716063
   (State or Other Jurisdiction                       (I.R.S. Employer
of Incorporation or Organization)                   Identification No.)

                         100 SOUTHEAST SECOND STREET
                            MIAMI, FLORIDA 33131
                               (305) 350-7515
  (Address, Including Zip Code, and Telephone Number, Including Area Code,
                of Registrant's Principal Executive Offices)

                           ----------------------

                            CHARLES M. FERNANDEZ
                    CHAIRMAN OF THE BOARD, PRESIDENT AND
                           CHIEF EXECUTIVE OFFICER
                           CONTINUCARE CORPORATION
                         100 SOUTHEAST SECOND STREET
                            MIAMI, FLORIDA 33131
                               (305) 350-7515
          (Name, address, including zip code, and telephone number,
                 including area code, of agent for service)

                           ----------------------

                        Copies of communications to:
                          REBECCA R. ORAND, ESQUIRE
                        GREENBERG, TRAURIG, HOFFMAN,
                        LIPOFF, ROSEN & QUENTEL, P.A.
                            1221 BRICKELL AVENUE
                            MIAMI, FLORIDA 33131
                         TELEPHONE:  (305) 579-0557
                         FACSIMILE:  (305) 579-0717

                           ----------------------

      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   From time to time after this Registration Statement becomes effective.

                           ----------------------

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box. [X]
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                           ----------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL
PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


PROSPECTUS

                             SUBJECT TO COMPLETION
                             DATED OCTOBER 29, 1996

                                 920,000 SHARES


                                     [LOGO]


                                  COMMON STOCK

                             ---------------------


         This Prospectus relates to 920,000 shares (the "Shares") of Common Stock, par value $.0001 per share (the "Common Stock"), of Continucare Corporation, a Florida corporation (the "Company" or "Continucare"), issuable by the Company from time to time upon exercise of the Company's outstanding Series A Warrants (the "Series A Warrants").

         The Company will receive only the proceeds from the sale of Common Stock to holders of the Series A Warrants upon the exercise of the Series A Warrants, if any, and not from any subsequent resale of such Common Stock.

         The Common Stock is quoted on the AMEX under the symbol "CNU." On October 25, 1996, the closing price of the Common Stock on the AMEX was $10.50 per share.

         SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OFFERED HEREBY.

                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

               THE DATE OF THIS PROSPECTUS IS NOVEMBER __, 1996

                                    SUMMARY

         On August 9, 1996, Zanart Entertainment Incorporated, a Florida corporation ("Zanart"), signed a definitive Agreement and Plan of Merger (the "Merger Agreement") with Zanart Subsidiary, Inc. ("ZSI"), a wholly-owned subsidiary of Zanart, and Continucare Corporation, a Florida corporation. Pursuant to the Merger Agreement, on September 11, 1996 (the "Closing Date"), ZSI merged (the "Merger") with and into Continucare Corporation. Upon the consummation of the Merger, and pursuant to the terms of the Merger Agreement,
(i) each issued and outstanding share of common stock of Continucare Corporation converted into one share of Zanart common stock, par value $.0001 per share (the "Common Stock"), the separate existence of ZSI terminated and Continucare Corporation became a wholly-owned subsidiary of Zanart, (ii) Zanart agreed to sell or otherwise dispose of its assets (other than cash) and discharge all liabilities relating to Zanart's existing licensing business prior to December 11, 1996 and (iii) Zanart's Board of Directors and management became comprised of designees of Continucare Corporation. On October 8, 1996, Zanart changed its corporate name to "Continucare Corporation." All references herein to Zanart and the Zanart Business refer to the historical licensing operations of Zanart before giving effect to the Merger, and all references to Continucare or the Company and the Continucare or the Company Business refer to the mental and physical rehabilitation health care business of Continucare and its subsidiaries prior to and after giving effect to the Merger.

                              CONTINUCARE BUSINESS

         Continucare develops and manages mental and physical rehabilitation health care programs that offer a continuum of mental and physical rehabilitation health services ranging from partial hospitalization care to day treatment and outpatient services. Continucare offers a comprehensive mental health care product line by providing the following types of services to general acute care and psychiatric hospitals, community mental health centers ("CMHCs") and comprehensive outpatient rehabilitation facilities ("CORFs"): clinical development, marketing, financial management, operational oversight, human resources support, quality assurance and outcome measurement. Through its ability to organize and provide such services Continucare is able to develop and manage for its clients the series of mental and physical rehabilitation health care programs that comprise a continuum of mental and physical rehabilitation health care services.

         At October 11, 1996, Continucare had management contracts with five general acute care hospitals, one free-standing psychiatric hospital, 16 CMHCs and one CORF. As of such date, 22 of such contracts were in operation covering various treatment programs.

         Continucare's strategy is to (i) continue to develop all elements of the continuum of mental health and physical rehabilitation services provided to existing and new clients, (ii) aggressively pursue new management contracts for the provision of mental and physical health services, (iii) emphasize its outcome measurement system ("Outcome Measurement System") as an additional service and (iv) expand the types of services offered by it to include physical and medical rehabilitation services, home health services and primary care services.

                                ZANART BUSINESS

         Zanart designs, publishes, packages and markets wall decor and collectible art which incorporate popular images from motion pictures, television and animation. Zanart's products include framed art, matted prints, lithographs and serigraphs, calendars, posters, blueprints, movie and television card portfolio sets and animation sericels which are produced pursuant to licensing or other agreements with entertainment companies. The images for the printed products are provided to Zanart by the licensor or designed by Zanart, and the products are printed, manufactured and framed for Zanart by manufacturers according to Zanart's instructions and specifications. Zanart's product line consists of over 200 individual products. Zanart's products are sold through retail chain stores, independent retail stores, catalogs and a television shopping network. The future of Zanart's licensing business is subject to the terms of the Merger Agreement as described above.


                             ---------------------

         Continucare's executive offices are located at 100 Southeast Second Street, Miami, Florida 33131. Continucare's telephone number is (305) 350-7515.

                                  RISK FACTORS

         An investment in the Common Stock offered hereby involves certain risks. Prospective purchasers should carefully consider the following factors, in addition to the other information contained in this Prospectus, when evaluating the Company and its business before making an investment decision. This Prospectus contains certain statements of a forward-looking nature relating to future events or the future financial performance of the Company. Prospective investors are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, prospective investors should specifically consider the various factors identified in this Prospectus, including the matters set forth below, which could cause actual results to differ materially from those indicated by such forward-looking statements.

         Limited Operating History. Continucare has been involved in its current business since February 1996, and has had limited operations to date. The Company's prospects must be considered in light of the risks, delays, expenses and difficulties frequently encountered in connection with an early-stage business in a highly-regulated, competitive environment. No assurance can be given that the Company will successfully implement any of its plans in a timely or effective manner or whether the Company will be able to generate significant revenues or continue to operate profitably.

         Shares Eligible for Future Sale. Future sales of Common Stock in the public market could adversely affect the market price of the Common Stock. Continucare currently has 11,202,983 shares of Common Stock outstanding, assuming no exercise of currently outstanding options and warrants. Although there is presently a public market for the Common Stock, there can be no assurance (and it is not presently likely) that such market will have sufficient trading activity to permit holders of Common Stock to sell their shares in desired amounts, or at desired prices, or that such market will be sustained, and sales of substantial amounts of shares are likely to have a material adverse effect on the market price for the shares of Common Stock. Pursuant to the Merger Agreement, in addition to the shares of Common Stock offered hereby, the Company will register the 8,300,000 shares of Common Stock issued to the holders of pre-Merger Continucare common stock (plus up to 200,000 additional shares that may be issued pursuant to a post-closing adjustment under the Merger Agreement) and an aggregate of 542,500 shares of Common Stock issuable upon exercise of outstanding options and underwriters' warrants.

         Risks Relating to Acquisition Strategy. The Company has expanded and intends to continue to expand its operations through acquisitions of health related companies. The Company continually engages in evaluations of potential acquisitions; however, there are currently no definitive agreements, letters of intent or agreements in principle with respect to any material acquisition. In implementing this acquisition strategy, the Company will compete with other potential acquirors, some of which may have greater financial or operational resources than the Company. Competition for acquisitions may intensify due to the ongoing consolidation in the health care industry, which may increase the costs of capitalizing on such opportunities. Consummation of acquisitions could result in the incurrence or assumption by the Company of additional indebtedness and the issuance of additional equity. The issuance of shares of Common Stock for an acquisition may result in dilution to shareholders. The financial performance of the Company is and will continue to be subject to various risks associated with the acquisition of businesses, including the expenses associated with the integration of the acquired businesses, difficulties in assimilating the operations of the acquired businesses and diversion of management resources. Also, as the Company enters into new geographic markets, the Company will be required to comply with laws and regulations of states that differ from those in which the Company's operations are currently conducted. There can be no assurance that the Company will be able to effectively establish a presence in these new markets. While many of the expenses arising from the Company's efforts in these areas may have a negative effect on operating results until such time, if at all, as these expenses are offset by increased revenues, there can be no assurance that the Company will be able to implement its acquisition strategy, or that this strategy will ultimately be successful.

         Potential Volatility. There has been significant volatility in the market price of securities of health care companies that often has been unrelated to the operating performance of such companies. The Company believes that certain factors, such as legislative and regulatory developments, quarterly fluctuations in the actual or anticipated results of operations of the Company, lower revenues or earnings in the financial results of the Company than those anticipated by securities analysts, the overall economy and the financial markets, could cause the price of the Common Stock to fluctuate substantially.

         Reimbursement Considerations. The Company receives fees for its services directly from its client hospitals and CMHCs. The Company's clients receive reimbursement under either the Medicare or Medicaid programs or payments from insurers, self-funded benefit plans or other third-party payors for mental health and physical rehabilitation services provided by programs managed by the Company. As a result, the availability of such reimbursement or payment could have a significant impact on the decisions of the Company's existing and prospective clients to offer mental and physical rehabilitation health services.

         The Medicare and Medicaid programs are subject to statutory and regulatory changes, retroactive and prospective rate adjustments, administrative rulings and funding restrictions, any of which could have the effect of limiting or reducing reimbursement levels to hospitals or CMHCs for mental health and physical rehabilitation services provided by programs managed by the Company. Because a substantial portion of the patients of the programs managed by the Company are covered by Medicare, any changes which limit or reduce Medicare reimbursement levels could have a material adverse effect on the Company's clients and, in turn, on the Company. The Company cannot predict whether any changes to such governmental programs will be adopted or, if adopted, the effect, if any, that such changes will have on the Company. In addition, a limited number of the Company's management contracts require the Company to refund a portion of its fee if either Medicare denies reimbursement for an individual patient treatment or if the fee paid to the Company is disallowed as a reimbursable cost. Also, Medicare retrospectively audits cost reports of client hospitals, CMHCs and CORF upon which Medicare reimbursement for services rendered in the programs managed by the Company is based. Accordingly, at any time, the Company could be subject to refund obligations to such clients for prior period cost reports that have not been audited and settled at the date hereof. Any significant decrease in Medicare reimbursement levels, the imposition of significant restrictions on participation in the Medicare program, or the disallowance by Medicare of any significant portion of the client hospitals', CMHCs' and CORF's costs, including the fees paid or payable to the Company, where the Company has a reimbursement denial repayment obligation, could adversely affect the Company. There can be no assurance that hospitals, CMHCs and CORFs, which offer health programs now or hereafter managed by the Company will satisfy the requirements for participation in the Medicare or Medicaid programs.

         Payors, including Medicare and Medicaid, are attempting to manage costs, resulting in declining amounts paid or reimbursed to hospitals for the services provided. As a result, the Company anticipates that the number of patients served by hospitals on a per diem, episodic or capitated basis will increase in the future. There can be no assurance that if amounts paid or reimbursed to hospitals, CMHCs and CORFs decline, it will not adversely affect the Company.

         At October 11, 1996, the Company managed 16 full-service mental health programs. The Company's clients are reimbursed by Medicare for a substantial majority of the partial hospitalization services provided by such programs.
The Health Care Financing Administration ("HCFA") has recently advised fiscal intermediaries who process Medicare reimbursements to review more closely partial hospitalization mental health programs. As a result, some fiscal intermediaries have initiated focused medical reviews of partial hospitalization mental health programs. There can be no assurance as to the effects on the Company of any focused medical review that hereafter may be conducted of programs managed by the Company.

         Reliance on Key Customers; Related Party Issues. At October 11, 1996, the Company had management contracts with five general acute care hospitals directly or indirectly owned by ORNDA Healthcorp ("ORNDA"). Although these hospitals collectively accounted for less than 10% of the combined net revenues of the Company through June 30, 1996, this percentage is expected to increase. The termination or non-renewal of all or a substantial part of the management contracts with hospitals owned by ORNDA could adversely affect the Company's business, financial condition or results of operations.

         Medicare regulations limit reimbursement for mental health and other health care charges paid to related parties. A party is considered "related" to a provider if it is deemed to be controlled by the provider. One test for determining control for this purpose is whether the percentage of the total revenues of the party received from services rendered to the provider is so high that it effectively constitutes control. It is possible that such regulations could limit the number of management contracts that the Company could have with a particular client.

         Increased Scrutiny of Health Care Industry. The health care industry has in general been the subject of increased government and public scrutiny in recent years, which has focused on the appropriateness of the care provided, referral and marketing practices and other matters. Increased media and public attention has recently been focused on the mental health services industry in particular as a result of allegations of fraudulent practices related to the nature and duration of patient treatments, illegal remuneration and certain marketing, admission and billing practices by certain mental health providers. The alleged practices have been the subject of federal and state investigations, as well as other legal proceedings. The Company is unable to predict the effect that publicity in general about the mental health services industry might have on the Company. There can be no assurance that the acute care hospitals, CMHCs and CORFs, which offer health care programs now or hereafter managed by the Company, will not be subject to federal and state review or investigations from time to time.

         Contract Terms and Renewals. The revenues of the Company are derived from management contracts with general acute care and psychiatric hospitals, CMHCs and a CORF. These contracts have initial terms of 3 to 15 years and many have automatic renewal terms subject to termination by either party. Substantially all of the Company's management contracts may be terminated by either party without cause upon advance notice of between 30 and 180 days depending on the particular contract. In addition, such contracts generally provide for early termination either by the client hospital, CMHC or CORF for "cause." The continued success of the Company is subject to its ability to renew or extend existing management contracts and obtain new management contracts. Contract renewals and extensions are likely to be subject to competing proposals from other contract management companies as well as consideration by certain hospitals to convert their mental health programs from independently managed programs to programs operated internally or to terminate their mental health programs in order to reassign patient beds for other health care purposes. There can be no assurance that any hospital, CMHC or CORF will continue to do business with the Company following expiration of its management contract or earlier if the related management contract is terminated either with or without cause. In addition, any changes in the Medicare program which have the effect of limiting or reducing reimbursement levels for health services provided by programs managed by the Company could result in the early termination of existing management contracts and would adversely affect the ability of the Company to renew or extend existing management contracts and to obtain new management contracts. The termination or non-renewal of a material number of management contracts could result in a significant decrease in the Company's revenues and could have a material adverse effect on the Company's business, financial condition or results of operations.

         Government Regulation. The federal government and all states in which the Company operates regulate certain aspects of the mental health and physical rehabilitation services provided by programs managed by the Company. In particular, the development and operation of hospital facilities is subject to federal, state and local licensure and certification laws. Hospital facilities are subject to periodic inspection by governmental and other authorities to assure compliance with the standards established for continued licensure under state law and certification under the Medicare and Medicaid programs. Many states have adopted certificate of need or similar health planning laws that generally require state agency approval of certain new health care services or capital expenditures. A client's failure to obtain or renew any required regulatory approvals or licenses could prevent such hospital, CMHC or CORF from offering mental and physical rehabilitation health services or receiving Medicare and Medicaid payments.

         The Company is subject to federal and state laws that prohibit certain direct and indirect payments intended to induce or encourage the referral of patients to, or the recommendation of, a particular provider of items or services. In addition, certain federal and state laws have recently been enacted to prohibit physician referrals for certain "designated health services" rendered to patients by a physician who has certain financial relationships with the provider. Although the Company believes that its contractual arrangements with its client hospitals, CMHCs, CORF and medical directors comply with such laws, there can be no assurance that its activities will not be challenged by regulatory authorities.

         Dependence on Key Personnel. The Company's success is materially dependent upon its executive officers and members of its management team, the loss of one or more of whom could adversely affect the Company. The Company is in the process of procuring $2 million of "key-man" life insurance on Charles
M. Fernandez, the Company's Chairman, President and Chief Executive Officer. The Company's success and growth strategy also depend on its ability to attract and retain qualified clinical, management, marketing and other personnel. The Company competes with general acute care hospitals and other health care providers for the services of psychiatrists, psychologists, social workers, therapists and other clinical personnel. Demand for such clinical personnel is high and they are often subject to competing offers. There can be no assurance that the Company will continue to be able to attract and retain the qualified personnel necessary for its business.

         Health Care Reform. Federal and state governments have recently focused significant attention on health care reform intended to control health care costs and to improve access to medical services for uninsured individuals. These proposals include cutbacks to the Medicare and Medicaid programs and steps to permit greater flexibility in the administration of Medicaid. It is uncertain at this time what legislation on health care reform may ultimately be enacted or whether other changes in the administration or interpretation of governmental health care programs will occur. There can be no assurance that future health care legislation or other changes in the administration or interpretation of governmental health care programs will not have a material adverse effect on the Company's business, prospects, financial condition or results of operations.

         Competition. The mental and physical rehabilitation health contract management services industry is highly competitive. The Company's competitors include several national companies as well as many regional and local companies, some of which have, or may obtain, greater financial and other resources than the Company. In addition, the Company's current and prospective clients may choose to operate mental health and physical rehabilitation programs themselves rather than contract with the Company. Furthermore, general acute care hospitals, the primary market for the Company's services, compete for patients with other providers of mental and physical rehabilitation health services, including freestanding psychiatric hospitals. The inability of the Company or its client hospitals, CMHCs and CORF to compete effectively could have a material adverse effect on the Company's business, financial condition or results of operations.

         Insurance. Continucare carries general liability, comprehensive property damage, malpractice, workers' compensation and other insurance coverages that management considers adequate for the protection of Continucare's assets and operations. There can be no assurance, however, that the coverage limits of such policies will be adequate. A successful claim against Continucare in excess of its insurance coverage could have a material adverse effect on Continucare.

         Zanart Business. On May 18, 1995, Zanart consummated an initial public offering of 920,000 units (each comprised of one share of Common Stock and one warrant exercisable for one share of Common Stock at a price of $6.00) offered at a price of $6.00 per unit. In connection with the Merger and prior to December 11, 1996, Zanart has agreed to sell or otherwise dispose of its assets (other than cash) and discharge all of its liabilities relating to Zanart's existing licensing business. Following the Merger, the Company will continue to be subject to certain business, financial and legal risks relating to Zanart's activities prior to the Merger.


                              RECENT DEVELOPMENTS

         Pursuant to the Merger, on September 11, 1996, ZSI merged with and into Continucare Corporation. Each share of pre-Merger Continucare common stock issued and outstanding immediately prior to the Closing Date was converted on the Closing Date into one share of Common Stock. Under the terms of the Merger Agreement, Zanart agreed to sell or otherwise dispose of its assets (other than cash) and discharge all liabilities relating to Zanart's existing licensing business prior to December 11, 1996. In addition, upon the consummation of the Merger (i) Zanart's existing Board of Directors and management resigned and (ii) Zanart's new Board of Directors and management became comprised of Continucare designees.

         The Merger Agreement contains various customary representations and warranties of the parties thereto, and includes a post closing adjustment provision requiring the issuance of a certain number of additional shares (the "Additional Shares") of Common Stock to the holders of pre-Merger Continucare common stock immediately prior to the Closing Date in the event that the Closing Cash Balance (as such term is defined in the Merger Agreement) of Zanart is less than $2,000,000 on December 12, 1996.

         Prior to the Merger, Continucare Corporation effectuated the private sale of an aggregate of 3,300,000 shares of pre-Merger Continucare common stock which was completed on August 29, 1996. Further, Zanart agreed to register on Form S-3 (i) an aggregate of 1,462,500 shares of Common Stock to be issued upon exercise of outstanding warrants and options, (ii) the 8,300,000 shares of Common Stock issued in connection with the Merger, and (iii) the Additional Shares.


                                USE OF PROCEEDS

         The net proceeds to be received by the Company from the sale of shares through the exercise, from time to time, of the Series A Warrants, will be a minimum of $0 if no Warrants are exercised, and a maximum of $5,520,000 if all are exercised. The Company will not receive any proceeds from the subsequent resale of Common Stock acquired pursuant to the Series A Warrants.

         Expenses expected to be incurred by the Company in connection with this offering are estimated to be approximately $85,000.

                              PLAN OF DISTRIBUTION

         The Company is offering for issuance from time to time to holders of its Series A Warrants, up to 920,000 shares of its Common Stock. If all of the Series A Warrants are exercised, the Company's aggregate proceeds will be $5,520,000. Each of the outstanding Series A Warrants are currently exercisable.


                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATION

         On August 9, 1996, Zanart signed a Merger Agreement with ZSI, a wholly-owned subsidiary of Zanart, and Continucare Corporation. Pursuant to the Merger Agreement, on September 11, 1996, ZSI merged with and into Continucare Corporation. Upon consummation of the Merger, and pursuant to the terms of the Merger Agreement, (i) each issued and outstanding share of common stock of Continucare Corporation converted into one share of Zanart Common Stock, the separate existence of ZSI terminated and Continucare Corporation became a wholly-owned subsidiary of Zanart, (ii) Zanart agreed to sell or otherwise dispose of its assets (other than cash) and discharge all liabilities relating to Zanart's existing licensing business prior to December 11, 1996 and
(iii) Zanart's Board of Directors and management became comprised of designees of Continucare Corporation.

         The discussion in this section relates to the operations of Continucare for the period from February 12, 1996 (inception) to June 30, 1996, and should be read in conjunction with the audited consolidated financial statements of Continucare Corporation and notes thereto and the unaudited pro forma financial statements and notes thereto appearing elsewhere in this Prospectus.

RESULTS OF OPERATION

Overview

         Continucare Corporation was incorporated on February 12, 1996 in the State of Florida. Continucare develops and manages mental and physical rehabilitation health care programs that offer a continuum of mental and physical rehabilitation health services ranging from partial hospitalization care to day treatment and outpatient services. Continucare offers a comprehensive mental health care product line by providing the following types of services to general acute care and psychiatric hospitals, CMHCs and CORFs: clinical development, marketing, financial management, operational oversight, human resources support, quality assurance and outcome measurement.

         Effective May 1, 1996, Continucare, through a subsidiary, acquired certain assets, contracts and liabilities of a company that provided billing and collection services and of a company that provided permanent, long-term and short- term employee leasing to physicians, community hospitals, community mental health centers and partial hospitalization programs, in return for 25% ownership in the subsidiary to the common owner of the two acquired companies. The transactions were accounted for under the purchase method.

         The financial results discussed below relate to the operations of Continucare during the period from February 12, 1996 (inception) to June 30, 1996.

                                                                                          PERCENTAGE OF
                                                                                         TOTAL REVENUES
                                                             FOR THE PERIOD              FOR THE PERIOD
                                                             FROM FEBRUARY                FROM FEBRUARY
                                                                12, 1996                    12, 1996
                                                             (INCEPTION) TO              (INCEPTION) TO
                                                             JUNE 30, 1996                JUNE 30, 1996
                                                             --------------              --------------
     Revenues                                                    $2,507,063                       100.0%
                                                             --------------              --------------
     Expenses
        Payroll and employee benefits                               973,412                        38.8
        Provision for bad debt                                      242,664                         9.7
        Professional fees                                           203,625                         8.1
        General and administrative                                   54,430                         2.2
        Depreciation and amortization                                   362                         -
                                                             --------------              --------------
             Total expenses                                       1,474,493                        58.8
                                                             --------------              --------------
     Income from operations                                       1,032,570                        41.2
                                                             --------------              --------------
     Other Expenses
        Interest                                                     23,204                         0.9
        Minority interest                                            32,686                         1.3
                                                             --------------              --------------
             Other expenses                                          55,890                         2.2
                                                             --------------              --------------
     Income before taxes                                            976,680                        39.0
     Provision for income taxes                                     332,071                        13.2
                                                             --------------              --------------
     Net income                                                  $  644,609                        25.7%
                                                             ==============              ==============
     Earnings before interest, taxes, depreciation and
     amortization (EBITDA)                                       $1,000,245                        39.9%
                                                             ==============              ==============

Revenues

         Continucare derives its revenues primarily from fixed-fee contracts for the provision of certain management services to client hospitals and CMHC's. Continucare's revenues for the period from February 12, 1996 (inception) to June 30, 1996 were approximately $2,507,000, of which $1,688,000 were derived from such management agreements.

         Continucare also recognizes revenues from its employee leasing services and its billing services. These operations were obtained by a subsidiary of Continucare on May 1, 1996 through the acquisition of certain contracts, assets and liabilities. Revenues received for its employee leasing services for the period from May 1, 1996 to June 30, 1996 were approximately $527,000. Revenues from its billing operations for the same period were approximately $292,000.

Expenses

         Payroll and employee benefits for the period from February 12, 1996 (inception) to June 30, 1996 were approximately $973,000, or 38.8% of total revenues. Of total consolidated payroll and employee benefits, approximately $542,000 or 56%, was payroll and benefits paid to the employees of the employee leasing operations.

         Continucare's provision for bad debt for the period from February 12, 1996 (inception) to June 30, 1996 was approximately $243,000, or 9.7% of total revenues.

         Professional fees are comprised primarily of legal and audit fees. In addition, total professional fees for the period from February 12, 1996 (inception) to June 30, 1996 of $204,000 included approximately $70,000 under a subcontract agreement with a third-party.

         General and administrative expenses ("SG&A") were approximately $54,000, 2.2% of total revenues, for the period from February 12, 1996 (inception) to June 30, 1996 and were comprised primarily of costs such as rent, public relations and travel.

Interest

         Interest expense was approximately $23,000, or less than 1% of total revenues, for the period from February 12, 1996 (inception) to June 30, 1996 and was comprised primarily of interest on a note payable to a shareholder (the "Shareholder Note"). The Shareholder Note bears interest at 10% per annum and is due, in full, on February 12, 1998.

Minority Interest

         Minority interest was approximately $33,000, or 1.3% of total revenue. The minority interest represents a 25% interest held by a third party in the net income of a subsidiary of Continucare.

Provision for Income Taxes

         The provision for income taxes for the period from February 12, 1996 (inception) to June 30, 1996 was approximately $332,000, 13.2% of total revenues, and was calculated at a rate of approximately 34% which equals the statutory federal income tax rate.

Net Income

         Continucare had net income of approximately $645,000 for the period from February 12, 1996 (inception) to June 30, 1996.

Earnings Before Interest, Taxes, Depreciation and Amortization

         EBITDA is not presented as an alternative to operating results or cash flow from operations as determined by Generally Accepted Accounting Principles ("GAAP"), but rather to provide additional information related to the ability of Continucare to meet current trade obligations and debt service requirements. EBITDA should not be considered in isolation from, or construed as having greater importance than, GAAP operating income or cash flows from operations as a measure of an entity's performance.

         EBITDA was approximately $1,000,000 for the period from February 12, 1996 (inception) to June 30, 1996, or approximately 39.9% of total revenues.

PRO FORMA LIQUIDITY AND CAPITAL RESOURCES

         The following discussion and analysis relates to the unaudited pro forma condensed consolidated balance sheet of Continucare as of June 30, 1996, and should be read in conjunction with such statement and the notes thereto appearing elsewhere in this document.

Overview

         The pro forma unaudited condensed consolidated balance sheet was prepared by adjusting Continucare's historical condensed consolidated balance sheet as of June 30, 1996 and adjusting such for certain transactions as discussed in the notes to such statement. The pro forma unaudited condensed consolidated balance sheet does not purport to be indicative of the actual financial position of Continucare had the certain transactions actually been consummated on June 30, 1996, or the future financial position of Continucare resulting from such certain transactions.

Liquidity and Capital Resources

         During the period from February 12, 1996 (inception) to June 30, 1996, Continucare financed its operations from operating cash flows and the proceeds received from its initial capitalization of $600,000 in exchange for the Shareholder Note. During such period Continucare had positive cash flow from operating activities of approximately $168,000 and total positive cash flow of approximately $819,000 which includes the initial capitalization.

         In July 1996, Continucare repurchased common stock from one of its founding shareholders for a purchase price of $375,000 pursuant to a stock purchase and redemption agreement. Such agreement provides for an additional payment equal to a flat amount not to exceed $600,000 and a variable portion payable only if the current executives of the Company receive new employment agreements that provide for "excessive compensation" as such term is defined in such agreement. The repurchased common stock was accounted for as treasury stock and is reflected as such in the pro forma unaudited condensed consolidated balance sheet.

         On August 6, 1996, Continucare amended its Articles of Incorporation to increase its authorized common shares to 10,000,000 par value $.0001. In connection with this event, Continucare authorized a 66,667 to one stock split and issued 4,250,000 shares of common stock. This transaction is reflected in the Shareholders' Equity section of the pro forma unaudited condensed consolidated balance sheet.

         During August 1996, Continucare completed the private placement of 3,300,000 shares of common stock at $2.00. The $6,600,000 of proceeds, net of estimated costs of $100,000, is reflected in Cash and in Stockholders' Equity in the pro forma unaudited condensed consolidated balance sheet.

         On August 9, 1996, Continucare and Zanart signed the Merger Agreement which was consummated on September 11, 1996. In accordance with the terms of the Merger Agreement, the net assets of Zanart, estimated to be $2,196,000 of cash at the end of the wind-down period, are reflected in Cash and in Stockholders' Equity in the pro forma unaudited consolidated condensed balance sheet.

         On August 29, 1996, the Company entered into a lease agreement for approximately 13,500 square feet of office space for its corporate offices in Miami, Florida. The lease, which is for an initial term of five years, provides for annual lease payments of approximately $172,000 in the first year, $176,000 in the second year, $180,000 in the third year, $184,000 in the fourth year, and $189,000 in the final year. The Company moved to its new offices in October 1996.

         Continucare anticipates that the funds raised through the private placement and the Merger Agreement, together with cash flow generated by operations, will be used to make strategic acquisitions in order to grow its operations and pursue its business strategy. Based upon current expectations, Continucare believes that cash flow from operations will be sufficient to meet its working capital requirements, although there can be no assurance that it will be able to do so.


                                 LEGAL MATTERS

         The validity of the Shares being offered hereby is being passed upon for the Company by Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A., 1221 Brickell Avenue, Miami, Florida 33131.


                                    EXPERTS

         Zanart's financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

         The financial statements of the Company included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                             ADDITIONAL INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied (at prescribed rates) at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the following regional offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048; 3475 Lenox Road, N.E., Suite 1000, Atlanta, Georgia 30326-7232; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Quotations relating to the Company's Common Stock and Series A Warrants appear on the American Stock Exchange ("AMEX") and reports, proxy statements and other information concerning the Company can also be inspected at the offices of the AMEX, 86 Trinity Place, New York, New York 10006.

         The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act with respect to the Shares offered hereby. This Prospectus, which is a part of the Registration Statement, does not contain all the information set forth in, or annexed as exhibits to, such Registration Statement, certain portions of which have been omitted pursuant to rules and regulations of the Commission. For further information with respect to the Company and the Shares, reference is hereby made to such Registration Statement, including the exhibits thereto. Copies of the Registration Statement, including exhibits, may be obtained from the aforementioned public reference facilities of the Commission upon payment of the fees prescribed by the Commission, or may be examined without charge at such facilities. The Registration Statement may also be obtained through the Commission's Internet address at "http://www.sec.gov." Statements contained herein concerning any document filed as an exhibit are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company (File No.0-21910) with the Commission are incorporated herein by reference: (1) the Company's Annual Report on Form 10-KSB, as amended, for the fiscal years ended June 30, 1995 and June 30, 1996; (2) the Company's Quarterly Reports on Form 10-QSB for the quarters ended September 30, 1995, December 31, 1996 and March 31, 1996; the Company's Schedule 14C dated and filed with the Commission on August 26, 1996,
(3) the Company's Current Report on Form 8-K dated August 9, 1996 and September 11, 1996 and (4) the Company's Registration Statement on Form 8-A filed September 4, 1996, registering the Company's Common Stock under Section 12(b) of the Exchange Act. All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Common Stock registered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that the statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom this Prospectus is delivered, upon a written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Request for such copies should be delivered to Maria T. Sosa, Continucare Corporation, 100 Southeast Second Street, 36th Floor, Miami, Florida 33131.

              INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                          Page
                                                                          ----

Report of Independent Accountants . . . . . . . . . . . . . . . . . .     F-1

Consolidated Balance Sheet. . . . . . . . . . . . . . . . . . . . . .     F-2

Consolidated Statement of Income. . . . . . . . . . . . . . . . . . .     F-3

Consolidated Statement of Shareholders' Equity. . . . . . . . . . . .     F-4

Consolidated Statement of Cash Flows. . . . . . . . . . . . . . . . .     F-5

Notes to Consolidated Financial Statements. . . . . . . . . . . . . .     F-6

Unaudited Pro Forma Condensed Consolidated Balance Sheet
  for Zanart Entertainment Incorporated . . . . . . . . . . . . . . .     F-12

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet . .     F-14

INDEPENDENT AUDITORS' REPORT


To the Board of Directors of Continucare Corporation and Subsidiaries:

We have audited the accompanying consolidated balance sheet of Continucare Corporation and subsidiaries (the "Company") as of June 30, 1996 and the related consolidated statements of income, shareholders' equity and cash flows for the period February 12, 1996 (inception) to June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 1996 and the results of its operations and its cash flows for the period February 12, 1996 (inception) to June 30, 1996 in conformity with generally accepted accounting principles.




Deloitte & Touche, LLP


August 9, 1996, except for
  paragraphs six through eleven of Note 11, as to which the date is October 2, 1996.

CONSOLIDATED BALANCE SHEET
JUNE 30, 1996
-------------------------------------------------------------------------------

ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                        $   819,066
  Accounts receivable, net of allowance for doubtful accounts
    of $146,692                                                      1,967,978
  Prepaid expenses and other current assets                                800
                                                                   -----------
           Total current assets                                      2,787,844

PROPERTY AND EQUIPMENT, net                                              4,806

INTANGIBLE ASSETS, net                                                   1,499

OTHER ASSETS, net                                                       70,747
                                                                   -----------

TOTAL ASSETS                                                       $ 2,864,896
                                                                   -----------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                                                 $   270,374
  Accrued expenses                                                      44,210
  Accrued interest payable                                              23,161
  Unearned revenue                                                      18,301
  Income and other taxes payable                                       412,686
                                                                   -----------

           Total current liabilities                                   768,732

NOTES PAYABLE                                                          655,000
                                                                   -----------

           Total liabilities                                         1,423,732
                                                                   -----------

MINORITY INTEREST                                                       32,686
                                                                   -----------
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
  Common stock; $1.00 par value; 100 shares
    authorized, issued and outstanding                                     100
  Additional paid-in capital                                           763,769
  Retained earnings                                                    644,609
                                                                   -----------

           Total shareholders' equity                                1,408,478
                                                                   -----------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                         $ 2,864,896
                                                                   ===========


See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME
FOR THE PERIOD FROM FEBRUARY 12, 1996 (INCEPTION) TO JUNE 30, 1996
-------------------------------------------------------------------------------

REVENUES                                                           $ 2,507,063
                                                                   -----------

EXPENSES:
  Payroll and employee benefits                                        973,412
  Provision for bad debts                                              242,664
  Professional fees                                                    203,625
  General and administrative                                            54,430
  Depreciation and amortization                                            362
                                                                   -----------

           Total expenses                                            1,474,493
                                                                   -----------

INCOME FROM OPERATIONS                                               1,032,570
                                                                   -----------

OTHER EXPENSES:
  Interest                                                              23,204
  Minority interest                                                     32,686
                                                                   -----------

           Other expenses                                               55,890
                                                                   -----------

INCOME BEFORE INCOME TAXES                                             976,680

PROVISION FOR INCOME TAXES                                             332,071
                                                                   -----------

NET INCOME                                                         $   644,609
                                                                   ===========


See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
FOR THE PERIOD FROM FEBRUARY 12, 1996 (INCEPTION) TO JUNE 30, 1996
-------------------------------------------------------------------------------

                                                             Additional                        Total
                                               Common          Paid-in        Retained     Shareholders'
                                               Stock           Capital        Earnings        Equity

Issuance of 100 shares
  for initial capitalization of Company      $      100      $      900                    $       1,000

Issuance of stock in subsidiary
  to purchase net assets                                        762,869                          762,869

Net income                                                                   $  644,609          644,609
                                             ----------      ----------      ----------    -------------
                                             $      100      $  763,769      $  644,609    $   1,408,478
                                             ==========      ==========      ==========    =============


See notes to consolidated financial statements.

CONTINUCARE CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM FEBRUARY 12, 1996 (INCEPTION) TO JUNE 30, 1996
-------------------------------------------------------------------------------


CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                         $   644,609
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization                                                            362
    Provision for bad debts                                                              242,664
    Income applicable to minority interest                                                32,686
    Changes in assets and liabilities, excluding the effect of acquisitions:
      Increase in accounts receivable                                                 (1,445,590)
      Increase in prepaid expenses and other current assets                                 (800)
      Increase in intangible assets                                                       (1,579)
      Increase in other assets                                                           (67,221)
      Increase in accounts payable and accrued expenses                                  314,584
      Increase in accrued interest payable                                                23,161
      Increase in unearned revenue                                                        18,301
      Increase in income and other taxes payable                                         406,976
                                                                                     -----------

           Net cash provided by operating activities                                     168,153
                                                                                     -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Property and equipment additions                                                        (5,087)
                                                                                     -----------

           Net cash used by investing activities                                          (5,087)
                                                                                     -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of related shareholders notes payable                           655,000
  Proceeds from issuance of common stock                                                   1,000
                                                                                     -----------

          Net cash provided by financing activities                                      656,000
                                                                                     -----------

NET INCREASE IN CASH AND CASH EQUIVALENTS, END OF YEAR                               $   819,066
                                                                                     -----------

SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash payments for interest                                                         $        43
                                                                                     -----------
  Cash payments for income taxes                                                     $
                                                                                     -----------

NON CASH INVESTING AND FINANCING ACTIVITIES:
  Purchase of assets and liabilities in exchange for subsidiary stock                $   762,869
                                                                                     -----------


See notes to consolidated financial statements.

CONTINUCARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM FEBRUARY 12, 1996 (INCEPTION) TO JUNE 30, 1996
--------------------------------------------------------------------------------


1.    GENERAL

      DESCRIPTION OF BUSINESS - Continucare Corporation (the "Company") was incorporated on February 12, 1996 in the State of Florida. Together with its subsidiaries, the Company is a full-service healthcare management organization that creates and implements operational, marketing, administrative, staffing and financial programs for specialized outpatient institutional and professional providers (collectively, the "Providers"). The Company, which specializes in mental and physical rehabilitative programs, offers an expanded healthcare product line, including setting up and managing partial hospitalization and full-service community-based outpatient healthcare centers. The Company manages nineteen partial hospitalization programs in three states and two day-treatment programs which serve as a step-down alternative to patients that no longer require partial hospitalization in order to assist the patients in transitioning back into their communities. Of the nineteen programs, four are also owned by shareholders of the Company. See Note 4.

      As of May 1, 1996, the Company, through Continucare Medical Care Network, Inc. ("CMCN"), a majority-owned subsidiary, provides full-service financial management including billing and collection services and various employee leasing options. See further discussion below.

      BUSINESS COMBINATIONS - On May 1, 1996, the Company, through CMCN, a then wholly-owned subsidiary, acquired certain contracts, assets, and liabilities of Joanne Telmosse Consulting, Inc. ("Consulting"), based in Coral Springs, Florida, which provides billing and collection services. Concurrently, the Company acquired certain contracts, assets and liabilities of ProCare Staffing, Inc. (a related company of Consulting by common ownership), which offers permanent, long-term and short-term employee leasing to physicians, community hospitals, community mental health centers and partial hospitalization programs. In exchange for the net assets acquired, the Company issued 25 shares of CMCN's common stock (representing a 25% interest) to the common owner of the acquired companies. The Company recorded as additional paid-in capital $762,869, which the Company estimates is the fair value of the net assets acquired. The transaction was accounted for under the purchase method. The income generated from the net assets acquired are incorporated in the Consolidated Income Statement for the period from May 1, 1996, the effective date of the transaction, to June 30, 1996.

      In conjunction with these transactions, the Company entered into a subcontract agreement with Medical Billing Service Systems, Inc., which is a related company of Consulting by common ownership (the "Subcontract Agreement"), whereby Medical Billing Service Systems, Inc. is to provide the billing and collection services for the contracts acquired by the Company from Consulting in return for a $35,000 monthly fee. The Subcontract Agreement is cancelable without cause by either party with 180 days notice.

      The following unaudited consolidated pro forma combined condensed statement of income for the period from February 12, 1996 (inception) to June 30, 1996 has been prepared to reflect these acquisitions as if they were consummated as of February 12, 1996 (inception), after giving effect to certain pro forma adjustments as described below.

          Total Revenues                                    $ 4,043,100
                                                            -----------
          Net income                                        $   893,700
                                                            -----------

      Pro forma adjustments reflect minority interest, provision for bad debt, the recording of the monthly fee under the Subcontract Agreement and an accrual for income taxes.

      PRINCIPLES OF CONSOLIDATION - The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

2.    SIGNIFICANT ACCOUNTING POLICIES

      REVENUE - The Company derives its revenues based on contracts with Providers. The contracts have terms ranging from one to fifteen years, with the majority in the fifteen-year category, and are cancelable without cause by either party with 180 days notice. Revenue is recognized in the period earned. The Company also recognizes revenues from its employee leasing services at the time services are rendered. Revenues for billing services are recognized upon billing of services to the payors. The Providers receive reimbursement under either the Medicare or Medicaid programs or payments from insurers, self-funded benefit plans or other third-party payors for services provided by programs managed by the Company. The Medicare and Medicaid programs are subject to statutory and regulatory changes, retroactive and prospective rate adjustments, administrative rulings and funding restrictions, any of which could have the effect of limiting or reducing reimbursement levels to the Company's clients which in return could affect the Company. A majority of the patients utilizing the Provider programs managed by the Company are covered by Medicare.

      USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      FAIR VALUE OF FINANCIAL INSTRUMENTS - The estimated fair values of financial instruments have been determined by the Company using available market information and appropriate valuation methods. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts. The Company has used the following market assumptions and/or estimation methods:

         CASH AND CASH EQUIVALENTS - The carrying amount reported in the balance sheet is a reasonable estimate of fair value.

         NOTES PAYABLE - The carrying value at June 30, 1996 approximates fair value based on the terms of the note.

      CASH AND CASH EQUIVALENTS - The Company defines cash and cash equivalents as those highly liquid investments purchased with an original maturity of three months or less.

      ACCOUNTS RECEIVABLE - In the normal course of business, the Company extends credit to its customers. The Company performs ongoing credit evaluations of its customers, and records allowances for potential losses based on management's expectations of their ultimate collection.

      OTHER ASSETS - Other assets include primarily long-term deposits and the deferred tax assets.

      INCOME TAXES - Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the current year's income taxable for federal and state reporting purposes.

      PROPERTY AND EQUIPMENT - Property and equipment are stated at cost of acquisition. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets, which range from three to five years. Repairs and maintenance costs are expensed as incurred. Improvements and replacements are capitalized.

3.    INCOME TAXES

      The components of the provision for income taxes for the period from February 12, 1996 (inception) to June 30, 1996 are as follows:


      Current income taxes:
        Federal                                                    $   337,776
        State                                                           49,170
                                                                   -----------

                Total current                                          386,946
                                                                   -----------

      Deferred income taxes:
        Federal                                                        (46,855)
        State                                                           (8,020)
                                                                   -----------

                 Total deferred                                        (54,875)
                                                                   -----------

      Total provision for income taxes                             $   332,071
                                                                   ===========

      The total income tax provision is at a rate of approximately 34% which equals the statutory federal income tax rate.

      The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at June 30, 1996 are as follows:

      Deferred tax assets:
        Bad debt reserve                                           $    55,170
                                                                   -----------
        Gross deferred tax assets                                       55,170
                                                                   -----------

      Deferred tax liabilities:
        Depreciation and amortization                                     (295)
                                                                   -----------
        Gross deferred tax liabilities                                    (295)
                                                                   -----------

      Net deferred tax asset                                       $    54,875
                                                                   ===========

4.    RELATED PARTY TRANSACTIONS

      The Company subleases office space from Community Behavioral Services ("CBS"). As of June 30, 1996, three of the four shareholders of the Company are one third owners of CBS. The lease is a month-to-month agreement with monthly lease payments of $3,805.

      The Company has contracted with CBS to perform certain managerial and administrative services on behalf of the Company. The Company reimburses CBS for the actual cost of expenses incurred by CBS in the direct performance of such services. For the period ended June 30, 1996, total expenses incurred by the Company for these services totaled $407,700 and are recorded in the appropriate expense categories in the Consolidated Statement of Income. In addition, the Company provides management services for four facilities owned by CBS in return for a management fee which is based on the Company's estimated cost of providing such services. The management fee charged by the Company is calculated based on the ratio of patient volume represented by CBS to total Company patient volume at other Provider facilities, applied to certain of the Company's expenses. This management fee is recorded by the Company as a reduction of the related expense. For the period, management fees charged by the Company to CBS were $324,700. As of June 30, 1996, the net payable by the Company to CBS under these arrangements was $83,000 which is reflected in accounts payable and accrued expenses in the Consolidated Balance Sheet.

      The Company, as of late May 1996, also provides management services to Interphase, Inc. ("Interphase"), a related Company which is partially owned by three of the Company's shareholders at June 30, 1996. The Company receives a management fee for the services provided based on the Company's cost of providing such services. The management fee charged by the Company is calculated based on the ratio of patient volume represented by Interphase to total Company patient volume at other Provider facilities, applied to certain of the Company's expenses. The management fee charged is recorded as a reduction of the Company's related expenses. As of and for the period from February 12, 1996 (inception) to June 30, 1996, the balance receivable from and the revenues earned under this arrangement was $19,100.

      The Company is obligated to a shareholder (the "Shareholder Note"), for a note payable in the amount of $599,750 and is reflected in notes payable in the accompanying Consolidated Financial Statements. The Shareholder Note, which is collateralized by substantially all of the Company's assets, bears interest at 10% per annum and is due, in full, on February 12, 1998. Interest is due semiannually commencing on August 12, 1996. Accrued interest and interest expense related to this note was $21,662 as of and for the fiscal year ended June 30, 1996.

      The Company is obligated to Health Care Management Partners, Inc., a company which is owned jointly by three of the four shareholders of the Company, for a note payable in the amount of $55,250 as of June 30, 1996 (the "HCMP Note") and is reflected in notes payable in the accompanying Consolidated Financial Statements. The HCMP Note, which is subordinate to the Shareholder Note, bears interest at 10% and is due, in full, on February 12, 1998. Interest expense related to this note was $1,500 for the fiscal year ended June 30, 1996.

5.    LONG-TERM DEBT

      Long-term debt is comprised entirely of the Shareholder Note and the HCMP Note as described in Note 4.

6.    COMMITMENTS AND CONTINGENCIES

      The Company has employment contracts with its four executives. These contracts have indefinite terms and are cancelable at the option of the Company or employee. The contracts provide for increases in annual base salary, a flat bonus and an additional bonus at the discretion of the Company's Board of Directors based upon the Company's operating results, financial condition, prospects and intended utilization of earnings, if any. Subsequent to year-end, one of the executives resigned. See discussion at Note 7.

      As provided for in the management contracts with the Providers, the Company maintains annual claims made policies for general and professional liability insurance jointly with each of the Providers. Coverage under the policies are $1,000,000 per incident and $3,000,000 aggregate. It is the Company's intention to renew such coverage on an on-going basis.

7.    SUBSEQUENT EVENTS AND OTHER MATTERS

      On July 3, 1996, the Company entered into a Letter of Intent with a large, national hospital chain (the "Chain") to develop, staff and manage outpatient psychiatric treatment and physical rehabilitation programs (the "Programs") for hospitals affiliated with the Chain. The Programs are to be initiated in seventeen treatment facilities and may be expanded to cover additional facilities upon the mutual agreement of the parties. The scope and duration of the services to be provided by the Company, as well as the management fee to be paid to the Company, will be determined upon the mutual agreement of the parties depending upon the specific requirements of each Program. The Company estimates that such management fees shall range from $25,000 to $35,000 per month, per Program. Management also anticipates additional operating costs will be incurred in providing such services.

      On July 8, 1996, the Company entered into a management contract with an ORNDA Healthcorp. subsidiary to perform certain management services for certain partial hospitalization programs. The contract, which is for an initial term of five years, is expected to generate a total of approximately $4,080,000 ($816,000 annually) in revenue over the initial term. The contract may be renewed for additional periods of one year each upon the mutual consent of the parties and may be terminated upon certain conditions as defined in the agreement. Management also anticipates additional operating costs will be incurred in providing such services.

      On July 15, 1996, the Company entered into a Stock Purchase and Redemption Agreement with Beechwood Partners, Ltd., a limited partnership ("Beechwood"), to repurchase Beechwood's 25% investment in the Company's common stock for $375,000 which will be accounted for as treasury stock. In connection with this transaction, one of the executives resigned from his position with the Company. Certain provisions of the Stock Purchase and Redemption Agreement require the Company to make an additional payment to Beechwood upon the occurrence of certain events. The additional payment is comprised of a flat amount not to exceed $600,000 and a variable portion payable only if the remaining executives receive new employment agreements providing for "excessive compensation" as defined in the Stock Purchase and Redemption Agreement.

      On August 9, 1996, the Company has entered into contracts to provide certain staffing services with a not-for-profit corporation which operates a community mental health center and a partial hospitalization program from its facilities. The contracts have an initial term of one year and is automatically renewable unless terminated in accordance with the provisions in the contract, such contracts are expected to generate approximately $600,000 of revenue over the initial term. Management also anticipates additional costs will be incurred in providing such services.

Effective August 6, 1996, the Company amended its Articles of Incorporation to increase its authorized common shares to 10,000,000, par value $1. Concurrently, the Company authorized each issued and outstanding share be converted to 66,666.666 shares reflecting a 66,666.666 for one stock split. The stock split has not been reflected in the accompanying financial statements. The par value was subsequently amended to $.0001.

On August 9, 1996, the Company signed a merger agreement (the "Merger Agreement") with Zanart Entertainment, Inc. ("Zanart") and Zanart Subsidiary, Inc. ("ZSI"). Pursuant to the Merger Agreement, on September 11, 1996 (the "Closing Date") ZSI merged with and into the Company (the "Merger"). Each share of pre-Merger Company common stock issued and outstanding prior to the Closing Date was converted on the Closing Date into one share of Zanart common stock. Under the terms of the Merger Agreement, Zanart agreed to sell or otherwise dispose of its assets (other than cash) and discharge all liabilities relating to Zanart's existing business, which is to design, publish, package and market wall decor and collectible art which incorporates popular images from motion pictures, television and animation, prior to December 11, 1996. In addition, upon the consummation of the Merger (i) Zanart's existing Board of Directors and management resigned and (ii) Zanart's new Board of Directors and management became comprised of Continucare designees.

The Merger Agreement contains various customary representations and warrantees of the parties thereto, and includes a post closing adjustment provision requiring the issuance of a certain number of additional shares (the "Additional Shares") of Zanart common stock to the holders of pre-Merger Company common stock immediately prior to the Closing Date in the event that the Closing Cash Balance (as such term is defined in the Merger Agreement) of Zanart is less than $2,000,000 on December 12, 1996.

Prior to the Merger, the Company effectuated the private sale of an aggregate of 3,300,000 shares of pre-Merger Company common stock at $2.00 a share which was completed on August 29, 1996.

On August 29, 1996, the Company entered into a lease agreement for approximately 13,500 square feet of space for its corporate offices in Miami, Florida. The lease, which is for an initial term of five years, provides for annual lease payments of approximately $172,000 in the first year, $176,000 in the second year, $180,000 in the third year, $184,000 in the fourth year, and $189,000 in the fifth year. The Company's previous sub-lease for office space with CBS as discussed in Note 4 was terminated as of October 2, 1996.

The Company has entered into new employment agreements with two executives of the Company effective in September 1996. The agreements are for terms of three years and one provides for additional years based on each year of service. The agreements have provisions for bonuses, vesting and stock options.

The Company intends to enter into consulting agreements with a company controlled by Mr. Douglas Miller and a company controlled by Mr. Barry Goldstein (collectively, the "Consulting Agreements"). Messrs. Miller and Goldstein served as executive officers of Continucare Corporation prior to the Merger.

                                  * * * * * *

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

On August 9, 1996, Zanart Entertainment Incorporated ("Zanart") entered into an Agreement and Plan of Merger (the "Agreement") with Continucare Corporation ("Continucare"). Pursuant to the Agreement, Zanart Subsidiary, Inc., a wholly-owned subsidiary of Zanart, will merge with and into Continucare (the "Merger") and each issued and outstanding share of Continucare common stock will be converted into the right to receive one share of Zanart common stock. For accounting purposes the Merger will be treated as a recapitalization of Continucare with Continucare as the acquiror (i.e., a "reverse acquisition"). The operations of Zanart will be permanently discontinued at the effective date of the Merger, and Zanart will dispose of all its assets and liabilities. Therefore, the historical balance sheet presented in the accompanying unaudited financial statements is that of Continucare.

The following unaudited pro forma condensed consolidated balance sheet as of June 30, 1996 has been prepared by adjusting Continucare's historical condensed consolidated balance sheet as of June 30, 1996. As Zanart's operations will be discontinued, no pro forma statement of income is presented as the Merger would have no effect on the historical operations of Continucare had the Merger occurred on February 12, 1996 (inception). The historical balance sheet has been adjusted to give effect to the Merger as if the Merger had occurred as of June 30, 1996. Such pro forma adjustments are described in the accompanying notes to the pro forma unaudited condensed consolidated balance sheet which should be read in conjunction with the pro forma unaudited condensed consolidated balance sheet.

The pro forma unaudited condensed consolidated balance sheet presented herein does not purport to be indicative of the actual financial position of the Continucare had the Merger actually been consummated on June 30, 1996, or of the future financial position of the Continucare which will result from the consummation of the Merger.

                     ZANART ENTERTAINMENT INCORPORATED
         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                             JUNE 30, 1996


                                                                 HISTORICAL               PRO FORMA
                                                                 CONTINUCARE             ADJUSTMENTS             PRO FORMA
                                                                 -----------             ------------           -----------
                 ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                      $  819,000              $ (375,000)(1)         $ 9,140,000
                                                                                          6,500,000 (3)
                                                                                          2,196,000 (4)
  Accounts receivable                                             1,968,000                                       1,968,000
  Prepaid expenses and other current assets                           1,000                                           1,000
  Net assets held for sale                                                                  500,000 (4)             500,000
                                                                 ----------              ----------             -----------
     Total current assets                                         2,788,000               8,821,000              11,609,000
                                                                 ----------              ----------             -----------
PROPERTY AND EQUIPMENT                                                5,000                                           5,000

OTHER ASSETS                                                         72,000                                          72,000
                                                                 ----------              ----------             -----------
TOTAL ASSETS                                                     $2,865,000              $8,821,000             $11,686,000
                                                                 ==========              ==========             ===========

   LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable and accrued expenses                          $  356,000                                     $   356,000
  Income and other taxes payable                                    413,000                                         413,000
                                                                 ----------              ----------             -----------
     Total current liabilities                                      769,000                                         769,000

NOTES PAYABLE                                                       655,000                                         655,000
                                                                 ----------              ----------             -----------
     Total liabilities                                            1,424,000                                       1,424,000
                                                                 ----------              ----------             -----------
MINORITY INTEREST                                                    33,000                                          33,000
                                                                 ----------              ----------             -----------
SHAREHOLDERS' EQUITY:
  Common stock                                                          100                     (25)(1)               1,120
                                                                                                425 (2)
                                                                                                330 (3)
                                                                                                290 (4)
  Additional paid-in-capital                                        764,000                (374,975)(1)           9,583,980
                                                                                               (425)(2)
                                                                                          6,499,670 (3)
                                                                                          5,805,676 (4)
                                                                                         (3,109,966)(4)
  Retained earnings                                                 644,000                                         644,000
                                                                 ----------              ----------             -----------
     Total shareholders' equity                                   1,408,000               8,821,000              10,229,000
                                                                 ----------              ----------             -----------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                       $2,865,000              $8,821,000             $11,686,000
                                                                 ==========              ==========             ===========



SEE NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                       Zanart Entertainment Incorporated
      Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet

(1) To record the repurchase of the common stock of a 25% (25 shares) shareholder of Continucare during August 1996 for $375,000.

(2) To record the issuance of 4,250,000 shares, par value $.0001 of Continucare common stock in connection with a 66,667 to one stock split effected during August 1996. Prior to the stock split, Continucare amended its Articles of Incorporation to increase its authorized common shares to 10,000,000, par value $.0001.

(3) To record the proceeds from a private placement of 3,300,000 shares of Continucare common stock at $2.00 a share completed during August 1996, net of estimated costs of $100,000.

(4) To record Zanart's net assets acquired in the Merger consisting of $2,196,000 in cash and an estimated $500,000 in net assets held for sale. The fair value assigned to Zanart's assets and liabilities are based on Continucare's management best estimates of the realizable values. Fair values assigned to Zanart's assets and liabilities may differ from the actual amounts realized or paid.

(5) To record (i) the cancellation 8,300,000 shares of Continucare common stock issued and outstanding; (ii) the issuance of 8,300,000 shares of Zanart common stock to Continucare shareholders, representing the conversion of each share of Continucare into one share of Zanart common stock, based on the Merger Agreement; and (iii) 2,902,983 shares of Zanart common stock issued and outstanding as of the date of the Merger Agreement.

    As Zanart has no significant assets other than cash, the excess amount resulting from this exchange by Continucare is considered a Merger premium ($3,109,966) paid in order to obtain the public corporate shell of Zanart. Accordingly, such merger premium is considered a cost associated with the issuance of its common stock with no goodwill recorded as a result of the Merger.

(6) Historical and pro forma earnings per share are calculated as follows:

                                                Historical      Pro Forma
                                              June 30, 1996   June 30, 1996
                                              -------------   -------------

        Net Income                               $644,609       $644,609
                                              =============   ============

        Number of shares outstanding:
         Continucare (after considering
         repurchase, stock split and
         private placement)                     8,300,000      8,300,000
         Zanart                                                2,902,983
                                              -------------   ------------
                                                8,300,000     11,202,983
                                              =============   ============

        Earnings per share                          $0.08          $0.06
                                              =============   ============

===================================================         ===================================================


         NO DEALER, SALESPERSON OR ANY OTHER PERSON
HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO
MAKE ANY REPRESENTATION NOT CONTAINED OR
INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN                               920,000 SHARES
CONNECTION WITH THE OFFERING MADE HEREBY, AND ANY
INFORMATION OR REPRESENTATION NOT CONTAINED OR                           CONTINUCARE CORPORATION
INCORPORATED HEREIN MUST NOT BE RELIED UPON AS
HAVING BEEN AUTHORIZED BY THE COMPANY.  THIS                                   COMMON STOCK
PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR
A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES
OTHER THAN THE SHARES DESCRIBED IN THE COVER PAGE
HEREOF, OR AN OFFER TO SELL OR A SOLICITATION OF
AN OFFER TO BUY THE SHARES OFFERED HEREBY IN ANY
JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT                                  [LOGO]
IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.
NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY
SALES MADE HEREUNDER SHALL, UNDER ANY
CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE
HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY
SINCE THE DATE HEREOF OR THAT THE INFORMATION
CONTAINED HEREIN IS CORRECT AS OF ANY TIME
SUBSEQUENT TO ITS DATE.

             _________________________                                  __________________________

                                                                                PROSPECTUS
                                                                        __________________________












                                                                             November __, 1996

===================================================         ===================================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The Registrant estimates that its expenses in connection with the offering described in this registration statement will be as follows:


Legal fees and expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $ 50,000
Accounting fees and expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        25,000
Miscellaneous . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        10,000
                                                                                                   ------

         Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                                                                                                 $ 85,000
                                                                                                   ======


ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Registrant has authority under Section 607.0850 of the Florida Business Corporation Act to indemnify its directors and officers to the extent provided for in such statute. The Registrant's Amended and Restated Articles of Incorporation provide that the Registrant shall indemnify and may insure its officers and directors to the fullest extent permitted by law.

         The provisions of the Florida Business Corporation Act that authorize indemnification do not eliminate the duty of care of a director, and in appropriate circumstances equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under Florida law. In addition, each director will continue to be subject to liability for (a) violations of criminal laws, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (b) deriving an improper personal benefit from a transaction, (c) voting for or assenting to an unlawful distribution and (d) willful misconduct or conscious disregard for the best interests of the Registrant in a proceeding by or in the right of the Registrant to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. The statute does not affect a director's responsibilities under any other law, such as the federal securities laws. The effect of the foregoing is to require the Registrant to indemnify the officers and directors of the Registrant for any claim arising against such persons in their official capacities if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 16.  EXHIBITS

EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------
 3.1     The Registrant's Articles of Incorporation

 3.2     The Registrant's Bylaws (incorporated by reference from the
         Registrant's Registration Statement on Form SB-2, Securities Act File
         No. 33-88580, filed with the Commission on January 17, 1995)

 4.1     Form of certificate evidencing shares of Common Stock

 4.2     Form of Series A Warrant

 5       Opinion of Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A.

23.1     Consent of Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A.
         (included in its opinion in Exhibit 5)

23.2     Consent of Deloitte & Touche LLP

23.3     Consent of Arthur Andersen LLP

24       Reference is made to the Signatures section of this Registration
         Statement for the Power of Attorney contained therein

ITEM 17. UNDERTAKINGS.

         (a)     The Registrant hereby undertakes:

                 (1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to include any additional or changed material information on the plan of distribution.

                 (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering; and

                 (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the end of the offering.

         (b)     Insofar as indemnification for liabilities arising under the

Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida on this 28th day of October, 1996.

                                           ZANART ENTERTAINMENT INCORPORATED


                                           By: /s/ Charles M. Fernandez
                                               ---------------------------------
                                               Charles M. Fernandez,
                                               Chairman, Chief Executive Officer
                                                 and President

                               POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Charles M. Fernandez his true and lawful attorney-in-fact, who acting alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments, including any post-effective amendments, to this Registration Statement, and to file the same, with exhibits thereto, and other documents to be filed in connection therewith, including any registration statement pursuant to Rule 462 under the Securities Act, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute, acting alone, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

             SIGNATURE                                  TITLE                                  DATE
             ---------                                  -----                                  ----
    /s/ Charles M. Fernandez                   Chairman, Chief Executive                 October 28, 1996
    -------------------------------------      Officer and President (Principal
    Charles M. Fernandez                       Executive Officer)

    /s/ Phillip Frost, M.D.                    Vice Chairman                             October 28, 1996
    -------------------------------------
    Phillip Frost, M.D.

    /s/ Susan Tarbe                            Executive Vice President and              October 28, 1996
    -------------------------------------      General Counsel
    Susan Tarbe

    /s/ Maria T. Sosa                          Chief Accounting Officer                  October 28, 1996
    -------------------------------------      (Principal Accounting Officer)
    Maria T. Sosa

    /s/ Arthur M. Goldberg                     Director                                  October 28, 1996
    -------------------------------------
    Arthur M. Goldberg
    /s/ Richard Frost                          Director                                  October 28, 1996
    -------------------------------------
    Richard Frost

    /s/ Mark Hanna                             Director                                  October 28, 1996
    -------------------------------------
    Mark Hanna

    /s/ Michael Piercey, M.D.                  Director                                  October 28, 1996
    -------------------------------------
    Michael Piercey, M.D.





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